Nuala M. King
SVP & Corporate Controller

1550 Peachtree St, N.W.
Atlanta, GA 30309
(404) 885-8440
Fax (404) 885-8087
nuala.king@equifax.com

June 22, 2015

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:     Equifax Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-06605

Dear Mr. Pacho:

We have reviewed the comment letter dated June 10, 2015 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. (the “Company” or “Equifax”). With respect to each of the items in that letter, we are providing the following responses. To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 8-K filed April 22, 2015

1.
We note that your press release in Exhibit 99.1 discussed Adjusted EPS and Adjusted Operating Margin, but does not discuss equivalent GAAP financial measures. This presentation may attach undue prominence to the non-GAAP information. Please revise your presentation in future filings to show with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Please refer to Instruction 2 to Items 2.02 of Form 8-K which states that certain provision of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02.

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Response

The Company acknowledges the Staff’s comment.  We will ensure that in the future, our disclosures furnished pursuant to Item 2.02 of Form 8-K comply in all respects with Instruction 2 to Item 2.02 and Item 10(e)(1)(i)(A) of Regulation S-K, including the requirement that when non-GAAP financial measures are presented, the most directly comparable financial measure presented in accordance with GAAP is presented with equal or greater prominence.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8440. My fax number is (404) 885-8087.

Sincerely,

/s/ Nuala M. King

Nuala M. King
Senior Vice President and Corporate Controller

cc: Richard F. Smith, Chairman and Chief Executive Officer
John W. Gamble, Jr., Corporate Vice President and Chief Financial Officer
John J. Kelley III, Corporate Vice President and Chief Legal Officer
Joseph A. King, Ernst & Young LLP

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